SUB-ITEM 77C


               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                         AIM SPECIAL OPPORTUNITIES FUNDS


A Special Meeting of Shareholders of AIM Special Opportunities Funds was held on October 21, 2003.

The meeting was held for the following purpose:

1.* To elect sixteen individuals to the Board, each of whom will serve until his or her successor is elected and qualified: Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Robert H. Graham, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Larry Soll, Ph.D. and Mark H. Williamson.

For a more detailed description of the proposal that was submitted to the shareholders, please see the attached proxy statement (attached hereto as Attachment A).



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*    Proposal required approval by a combined vote of all of the portfolios of
     AIM Equity Funds